Exhibit 99.1

Evaxion Biotech Announces Private Placement Financing

•	MSD Global Health Innovation Fund (MSD GHI), a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, is contributing with some 25% of the total offering amount

•	Company’s management and board of directors with significant participation in the total offering

COPENHAGEN, Denmark, December 19, 2023 (GLOBE NEWSWIRE) – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, is pleased to announce a private placement (the “Private Placement”) financing to raise gross proceeds of approximately $5.3 million. The Private Placement includes participation from existing and new shareholders, with the largest new shareholder being MSD Global Health Innovation Fund (MSD GHI), a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, accounting for some 25% of the total offering amount. Further, the Private Placement includes significant participation by all members of the Company’s management and the Company’s board of directors.

Christian Kanstrup, CEO of Evaxion Biotech, says, “This Private Placement is an important step in our long-term financing strategy, and I am very pleased to see the mix of existing as well as new shareholders joining us. Further, I am excited to welcome MSD GHI as a shareholder of the Company. We believe that the broad participation in our Private Placement clearly shows the belief in our refined strategy with a strong focus on value realization.”

Pursuant to the Private Placement, the Company has entered into definitive agreements for the issuance and sale of 9,726,898 of the Company’s ordinary shares, DKK 1 nominal value (“Ordinary Shares”), represented by American Depositary Shares (“ADSs”), and accompanying warrants (the “Warrants”) to purchase up to 9,726,898 Ordinary Shares represented by ADSs at a purchase price of $0.544 per Ordinary Share for an aggregate purchase price of approximately $5.3 million. The Warrants are exercisable immediately upon issuance, have a term of three years, and an exercise price equal to $0.707 per Ordinary Share. Each Ordinary Share is represented by one (1) ADS.

The Private Placement is expected to close on or about December 21, 2023, subject to the satisfaction of customary closing conditions. No brokerage, finder’s fees, or commissions were payable by the Company in connection with the Private Placement.

The gross proceeds from the Private Placement are expected to be approximately $5.3 million before deducting offering expenses payable by the Company. The Company intends to use the proceeds from the Private Placement for working capital and general corporate purposes.

The securities described above were offered to institutional accredited investors, qualified institutional buyers, and other accredited investors in a Private Placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”) and/or Rule 506(b) of Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the SEC for the resale of Ordinary Shares represented by ADSs and the Ordinary Shares represented by ADSs underlying Warrants issued in the Private Placement. All members of the Company’s management and board of directors have agreed to a lock-up period of 180 days from the effective date of such registration statement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Contact Information

Evaxion Biotech A/S

Christian Kanstrup

Chief Executive Officer

cka@evaxion-biotech.com

Source: Evaxion Biotech

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.